EXHIBIT 99.3
James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

7 September 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Substantial Holding Notice
As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 6 September 2022.

Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

DocuSign Envelope ID: 539FBCA2-A508-4EA5-A4D4-FD3324769F98

Comet Asia Holdings II Pte. Ltd.
10 Changi Business Park Central 2,
01-02 Hansapoint, 486030, Singapore

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House,
Harcourt Centre
Harcourt Street
Dublin 2, Ireland

5 September 2022
Dear Sir/Madam,
Re: Disclosure of Holding below 4% Threshold
Comet Asia Holdings II Pte. Ltd, Comet Asia Holdings I Pte. Ltd., KKR Asia Ill Fund Investments Pte. Ltd. and KKR Asian Fund Ill L.P. (each a KKR Entity) have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014.
The KKR Entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 3.988% ordinary share capital, as at 2 September 2022. This is based upon 17,773,773 shares held and a total of 445,653,365 voting rights on issue.

DocuSign Envelope ID: 539FBCA2-A508-4EA5-A4D4-FD3324769F98

The holdings dissection between entities before notification obligation on 1 September 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank NA Hong Kong	6,352,715	1.425%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,310,119	2.313%
Avanteos Investments Limited	Colonial First State Investments Limited	31,745	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	30,048	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,100,993	0.247%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0,001%
		17,831,916	4.001%

The holdings dissection between on notification obligation on 2 September 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank NA Hong Kong	6,352,715	1.425%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,310,119	2.313%
Avanteos Investments Limited	Colonial First State Investments Limited	31,745	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	30,156	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,042,742	0.234%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0.001%
		17,773,773	3.988%

DocuSign Envelope ID: 539FBCA2-A508-4EA5-A4D4-FD3324769F98

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Friday, 2 September 2022	Northern Trust Company	Chess Depository Interests	Sale	58,251	1,940,620.41
Friday, 2 September 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	108	3,615.84

Thank you for your attention in this matter.
Yours faithfully,
Authorised Signatory